Number: BC1562888

BRITISH COLUMBIA

CERTIFICATE OF AMALGAMATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that 1554829 B.C. LTD., incorporation number BC1554829, and EMX ROYALTY CORPORATION, incorporation number C0704593 were amalgamated as one company under the name EMX ROYALTY CORPORATION on November 13, 2025 at 12:11 AM Pacific Time.

ELECTRONIC CERTIFICATE

Issued under my hand at Victoria, British Columbia
On November 13, 2025

SINEAD O'CALLAGHAN
Registrar of Companies
Province of British Columbia
Canada